Exhibit 99(b)

CAPITALIZATION AND INDEBTEDNESS

The following table presents our capitalization and indebtedness at September 30, 2019:

At September 30, 2019
(in millions)
Total short-term borrowings(1)	¥40,405,524

Long-term debt:
Obligations under finance leases	26,097
Unsubordinated debt	22,064,920
Subordinated debt	4,944,500
Obligations under loan securitization transactions	630,167
Debt issuance costs	(16,228)

Total long-term debt	27,649,456

Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 13,667,770,520 shares)	2,090,270
Capital surplus	5,580,795
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	8,553,535
Accumulated other comprehensive income, net of taxes	(404,141)
Treasury stock, at cost: 742,091,586 common shares	(514,765)

Total shareholders’ equity	15,545,265

Noncontrolling interests	984,774

Total equity	16,530,039

Total capitalization and indebtedness	¥44,179,495

Note:	(1)	Total short-term borrowings consist of call money, funds purchased, and payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.